FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated January 25, 2005 titled "CN announces 28 per cent increase in quarterly cash dividend"

Item 2	Press Release dated January 25, 2005 titled "CN's record revenues help drive best ever fourth-quarter and full-year results"

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN announces 28 per cent increase in quarterly cash dividend

MONTREAL, Jan. 25, 2005 – CN announced today that its Board of Directors has approved a first-quarter 2005 dividend on the Company’s common shares outstanding. A quarterly dividend of twenty-five cents (Cdn $0.25) per common share will be paid on March 31, 2005, to shareholders of record at the close of business on March 10, 2005.

The dividend represents a 28 per cent increase over the previous quarterly dividend of nineteen and one-half cents (Cdn $0.195) per common share.

This is the ninth consecutive increase in CN’s cash dividend since the company’s initial public offering of shares in 1995.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Media	Investment Community

Mark Hallman (905) 669-3384	Robert Noorigian (514) 399-0052

Item 2

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN’s record revenues help drive best ever fourth- quarter and full-year results

MONTREAL, Jan. 25, 2005 — CN today reported its financial results for the fourth quarter and 12–month period ended Dec. 31, 2004.

Highlights

  Fourth–quarter net income of $376 million, or $1.29 per diluted share. Net income for the fourth quarter of 2003 was $224 million, or 78 cents per diluted share, including a deferred income tax (DIT) expense of $79 million, or 27 cents per diluted share. Excluding the 2003 DIT, net income for the fourth quarter of 2004 rose 24 per cent, and diluted earnings per share increased 23 per cent (1);

  Quarterly revenues of $1,736 million, an increase of 15 per cent;

  Fourth–quarter operating income of $607 million, up 19 per cent year–over–year;

  Quarterly operating ratio of 65.0 per cent, a 1.1–percentage point improvement over the fourth–quarter 2003 performance;

  Full–year 2004 free cash flow of $1,025 million, compared with $578 million for 2003. (1)

E. Hunter Harrison, president and chief executive officer of CN, said: “I am delighted to report these record results. Our railroaders delivered the best quarterly and full– year operating ratio in company history, along with record annual operating income, net income and free cash flow.

“CN’s outstanding performance resulted from strong core business growth at low incremental cost, the early benefits of two acquisitions, and the discipline of precision railroading.

“This winning combination allowed CN to generate free cash flow of more than $1 billion, an exceptional achievement that underscores the quality of our earnings. CN’s proven ability to produce strong free cash flow gives management the flexibility to reward investors: it will support a 28 per cent increase in our 2005 dividend– the ninth consecutive increase since CN’s privatization in 1995.”

Business levels benefited from the acquisitions of BC Rail and the railroad and related holdings of Great Lakes Transportation LLC (GLT), which added $145 million to CN’s fourth– quarter 2004 revenues. Central to CN’s performance was strong demand for lumber, chemicals, iron ore, coal, consumer goods from Asia, and Canadian wheat and barley.

Six of CN’s seven commodity groups registered revenue gains during the fourth quarter: metals and minerals (37 per cent); forest products (22 per cent); coal (20 per cent); intermodal (12 per cent); petroleum and chemicals (nine per cent); and grain and fertilizers (five per cent). Automotive revenues declined eight per cent, largely due to the impact of the stronger Canadian dollar on the conversion of U.S.– dollar denominated revenues.

Operating expenses for the fourth quarter of 2004 increased 13 per cent to $1,129 million, largely as a result of the inclusion of $92 million of expenses of GLT and BC Rail, whose operations CN consolidated on May 10, 2004, and July 14, 2004, respectively. This increase was partially offset by the positive impact on expenses of the stronger Canadian dollar. During the latest three– month period, casualty and other expenses grew by 31 per cent, fuel by 29 per cent, and labour and fringe benefits expenses by 13 per cent. Equipment rents declined 25 per cent.

The stronger Canadian dollar affected the conversion of CN’s U.S.– dollar denominated revenues and expenses, and, accordingly, reduced the company’s fourth– quarter revenues, operating income and net income by approximately $60 million, $15 million and $7 million, respectively.

Full-year 2004 financial results

Net income for 2004 was $1,258 million, or $4.34 per diluted share, compared with net income of $1,014 million, or $3.49 per diluted share, for 2003.

Net income for 2003 included a fourth– quarter deferred income tax expense of $79 million, or 27 cents per diluted share, and a cumulative benefit of $48 million after tax (16 cents per diluted share) resulting from a change in the accounting for removal costs for certain track structure assets. Excluding these items, adjusted net income for 2003 was $1,045 million, or $3.60 per diluted share. (1)

Operating income for 2004 increased 22 per cent to $2,168 million. Revenues rose by 11 per cent to $6,548 million, while operating expenses grew by seven per cent to $4,380 million. For 2004, BC Rail and GLT added $351 million to CN’s revenues and $228 million to its operating expenses.

CN’s 2004 operating ratio was 66.9 per cent, a 2.9–percentage point improvement over the year– earlier performance.

The translation impact of the stronger Canadian dollar reduced 2004 revenues, operating income and net income by approximately $255 million, $85 million, and $45 million, respectively.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of these non– GAAP adjusted performance measures in the attached supplementary schedule, Non–GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid– America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice–President, Investor Relations
(905) 669–3384	(514) 399–0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended December 31		Year ended December 31

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)

Revenues	$1,736	$1,512	$6,548	$5,884

Operating expenses	1,129	1,000	4,380	4,107

Operating income	607	512	2,168	1,777
Interest expense	(75)	(71)	(294)	(315)
Other income (loss)	25	8	(20)	21

Income before income taxes and cumulative effect of change
in accounting policy	557	449	1,854	1,483
Income tax expense	(181)	(225)	(596)	(517)

Income before cumulative effect of change in accounting policy	376	224	1,258	966
Cumulative effect of change in accounting policy
(net of applicable taxes)	-	-	-	48

Net income	$376	$224	$1,258	$1,014

Earnings per share (2)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.32	$0.79	$4.41	$3.38
Net income	$1.32	$0.79	$4.41	$3.54
Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.29	$0.78	$4.34	$3.33
Net income	$1.29	$0.78	$4.34	$3.49
Weighted-average number of shares
Basic	285.1	283.9	285.1	286.8
Diluted	290.7	288.1	289.9	290.7

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at December 31, 2004 and December 31, 2003, its results of operations, changes in shareholders' equity and cash flows for the three months and year ended December 31, 2004 and 2003. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2004 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and Management's Discussion and Analysis (MD&A).

(1) Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.
(2) All share and per share data has been adjusted to reflect the three-for-two common stock split approved by the Board of Directors on January 27, 2004.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended December 31				Year ended December 31

	2004	(1)	2003	Variance Fav (Unfav)	2004	(1)	2003	Variance Fav (Unfav)

	(Unaudited)

Revenues

Petroleum and chemicals	$283		$260	9%	$1,123		$1,058	6%
Metals and minerals	192		140	37%	713		527	35%
Forest products	387		318	22%	1,452		1,284	13%
Coal	72		60	20%	284		261	9%
Grain and fertilizers	297		283	5%	1,053		938	12%
Intermodal	300		267	12%	1,117		1,101	1%
Automotive	125		136	(8%)	510		525	(3%)
Other items	80		48	67%	296		190	56%

	1,736		1,512	15%	6,548		5,884	11%

Operating expenses

Labor and fringe benefits	469		415	(13%)	1,819		1,698	(7%)
Purchased services and material	185		174	(6%)	746		703	(6%)
Depreciation and amortization	153		136	(13%)	598		554	(8%)
Fuel	151		117	(29%)	528		469	(13%)
Equipment rents	49		65	25%	244		293	17%
Casualty and other	122		93	(31%)	445		390	(14%)

	1,129		1,000	(13%)	4,380		4,107	(7%)

Operating income	$607		$512	19%	$2,168		$1,777	22%

Operating ratio	65.0%		66.1%	1.1	66.9%		69.8%	2.9

(1) Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	December 31 2004	December 31 2003

Assets

Current assets:
Cash and cash equivalents	$147	$130
Accounts receivable	793	529
Material and supplies	127	120
Deferred income taxes	364	125
Other	279	223

	1,710	1,127

Properties	19,715	18,305
Intangible and other assets	940	905

Total assets	$22,365	$20,337

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,605	$1,421
Current portion of long-term debt	578	483
Other	76	73

	2,259	1,977

Deferred income taxes	4,723	4,550
Other liabilities and deferred credits	1,513	1,203
Long-term debt	4,586	4,175

Shareholders' equity:
Common shares	4,706	4,664
Accumulated other comprehensive loss	(148)	(129)
Retained earnings	4,726	3,897

	9,284	8,432

Total liabilities and shareholders' equity	$22,365	$20,337

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. GAAP, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company’s financial position as at December 31, 2004 and December 31, 2003, its results of operations, changes in shareholders' equity and cash flows for the three months and year ended December 31, 2004 and 2003. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2004 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and MD&A.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended December 31		Year ended December 31

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)
Common shares (2)
Balance, beginning of period	$4,742	$4,642	$4,664	$4,785
Stock options exercised and other	30	22	108	122
Share repurchase program (3)	(66)	-	(66)	(243)

Balance, end of period	$4,706	$4,664	$4,706	$4,664

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(57)	$(116)	$(129)	$97
Other comprehensive income (loss):
Unrealized foreign exchange gain on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	217	165	326	754
Unrealized foreign exchange loss on translation of
the net investment in foreign operations	(302)	(203)	(428)	(1,101)
Unrealized holding gain (loss) on fuel derivative instruments	(58)	14	54	8
Realized gain on settlement of interest rate swaps	-	-	12	-
Minimum pension liability adjustment	8	7	8	7
Deferred income tax rate enactment	-	(2)	-	(2)

Other comprehensive loss before income taxes	(135)	(19)	(28)	(334)
Income tax recovery	44	6	9	108

Other comprehensive loss	(91)	(13)	(19)	(226)

Balance, end of period	$(148)	$(129)	$(148)	$(129)

Retained earnings
Balance, beginning of period	$4,612	$3,720	$3,897	$3,487
Net income	376	224	1,258	1,014
Share repurchase program (3)	(207)	-	(207)	(413)
Dividends	(55)	(47)	(222)	(191)

Balance, end of period	$4,726	$3,897	$4,726	$3,897

(1)	Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.
(2)	For the three months and year ended December 31, 2004, the Company issued 0.7 million and 2.9 million common shares, respectively, as a result of stock options exercised. At December 31, 2004, the Company had 283.1 million common shares outstanding.
(3)	As at December 31, 2004, under the Company's current share repurchase program, 4.0 million common shares have been repurchased for $273 million, at an average price of $68.31 per share.

CANADIAN NATIONAL RAILWAY COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended December 31		Year ended December 31

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)
Operating activities
Net income	$376	$224	$1,258	$1,014
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	154	138	602	560
Deferred income taxes	66	189	366	411
Equity in earnings of English Welsh and Scottish Railway	(3)	3	4	(17)
Cumulative effect of change in accounting policy	-	-	-	(48)
Other changes in:
Accounts receivable	(93)	34	(233)	153
Material and supplies	18	24	10	(3)
Accounts payable and accrued charges	115	9	5	(96)
Other net current assets and liabilities	(24)	(27)	21	(29)
Other	79	(6)	106	31

Cash provided from operating activities	688	588	2,139	1,976

Investing activities
Net additions to properties	(365)	(347)	(1,072)	(1,043)
Acquisition of BC Rail	-	-	(984)	-
Acquisition of GLT	-	-	(547)	-
Other, net	23	(27)	192	(32)

Cash used by investing activities	(342)	(374)	(2,411)	(1,075)

Dividends paid	(55)	(47)	(222)	(191)

Financing activities
Issuance of long-term debt	1,353	1,380	8,277	4,109
Reduction of long-term debt	(1,381)	(1,553)	(7,579)	(4,141)
Issuance of common shares	25	14	86	83
Repurchase of common shares	(273)	-	(273)	(656)

Cash provided from (used by) financing activities	(276)	(159)	511	(605)

Net increase in cash and cash equivalents	15	8	17	105
Cash and cash equivalents, beginning of period	132	122	130	25

Cash and cash equivalents, end of period	$147	$130	$147	$130

Supplemental cash flow information
Net cash receipts from customers and other	$1,740	$1,375	$6,501	$6,022
Net cash payments for:
Employee services, suppliers and other expenses	(882)	(574)	(3,628)	(3,262)
Interest	(83)	(82)	(282)	(325)
Workforce reductions	(12)	(34)	(93)	(155)
Personal injury and other claims	(28)	(35)	(106)	(126)
Pensions	(34)	(46)	(161)	(92)
Income taxes	(13)	(16)	(92)	(86)

Cash provided from operating activities	$688	$588	$2,139	$1,976

(1) Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.

CANADIAN NATIONAL RAILWAY COMPANY

SELECTED RAILROAD STATISTICS

	Three months ended December 31			Year ended December 31

	2004	(1)	2003	2004	(1)	2003

	(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,656		1,464	6,252		5,694
Gross ton miles (GTM) (millions)	88,636		83,600	332,807		313,593
Revenue ton miles (RTM) (millions)	46,215		43,840	175,355		162,901
Carloads (thousands)	1,260		1,064	4,654		4,177
Route miles (includes Canada and the U.S.)	19,304		17,544	19,304		17,544
Employees (end of period)	22,679		21,489	22,679		21,489
Employees (average during period)	23,043		21,918	22,470		22,012

Productivity
Operating ratio (%)	65.0		66.1	66.9		69.8
Freight revenue per RTM (cents)	3.58		3.34	3.57		3.50
Freight revenue per carload ($)	1,314		1,376	1,343		1,363
Operating expenses per GTM (cents)	1.27		1.20	1.32		1.31
Labor and fringe benefits expense per GTM (cents)	0.53		0.50	0.55		0.54
GTMs per average number of employees (thousands)	3,847		3,814	14,811		14,246
Diesel fuel consumed (U.S. gallons in millions)	103		99	391		374
Average fuel price ($/U.S. gallon)	1.43		1.12	1.30		1.21
GTMs per U.S. gallon of fuel consumed	861		844	851		838

Safety indicators
Injury frequency rate per 200,000 person hours	2.3		2.4	2.6		2.9
Accident rate per million train miles	1.7		2.1	1.6		2.0

Financial ratios
Debt to total capitalization ratio (% at end of period)	35.7		35.6	35.7		35.6

(1) Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY

SUPPLEMENTARY INFORMATION

	Three months ended December 31					Year ended December 31

	2004	(1)	2003	Variance Fav (Unfav)		2004	(1)	2003	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	8,344		7,968	5%		32,618		30,901	6%
Metals and minerals	4,089		3,792	8%		16,421		13,876	18%
Forest products	9,949		8,810	13%		38,414		34,516	11%
Coal	3,534		3,254	9%		13,614		13,659	-
Grain and fertilizers	11,272		11,339	(1%	)	39,965		35,556	12%
Intermodal	8,185		7,832	5%		31,002		31,168	(1%	)
Automotive	842		845	-		3,321		3,225	3%

	46,215		43,840	5%		175,355		162,901	8%

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.58		3.34	7%		3.57		3.50	2%
Commodity groups:
Petroleum and chemicals	3.39		3.26	4%		3.44		3.42	1%
Metals and minerals	4.70		3.69	27%		4.34		3.80	14%
Forest products	3.89		3.61	8%		3.78		3.72	2%
Coal	2.04		1.84	11%		2.09		1.91	9%
Grain and fertilizers	2.63		2.50	5%		2.63		2.64	-
Intermodal	3.67		3.41	8%		3.60		3.53	2%
Automotive	14.85		16.09	(8%	)	15.36		16.28	(6%	)

Carloads (thousands)

Petroleum and chemicals	161		155	4%		637		604	5%
Metals and minerals	257		99	160%		809		396	104%
Forest products	175		148	18%		653		594	10%
Coal	122		111	10%		486		471	3%
Grain and fertilizers	156		159	(2%	)	572		548	4%
Intermodal	314		313	-		1,202		1,276	(6%	)
Automotive	75		79	(5%	)	295		288	2%

	1,260		1,064	18%		4,654		4,177	11%

Freight revenue / carload (dollars)

Total freight revenue per carload	1,314		1,376	(5%	)	1,343		1,363	(1%	)
Commodity groups:
Petroleum and chemicals	1,758		1,677	5%		1,763		1,752	1%
Metals and minerals	747		1,414	(47%	)	881		1,331	(34%	)
Forest products	2,211		2,149	3%		2,224		2,162	3%
Coal	590		541	9%		584		554	5%
Grain and fertilizers	1,904		1,780	7%		1,841		1,712	8%
Intermodal	955		853	12%		929		863	8%
Automotive	1,667		1,722	(3%	)	1,729		1,823	(5%	)

(1) Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION
PROFORMA CONSOLIDATED STATEMENT OF INCOME (1) (U.S. GAAP)

(In millions, except per share data)

	Three months ended
					Year ended
	March 31 2004	June 30 2004	September 30 2004	December 31 2004	December 31 2004

	(Unaudited)				(Unaudited)

Revenues
Petroleum and chemicals	$279	$287	$301	$283	$1,150
Metals and minerals	172	205	203	192	772
Forest products	356	401	409	387	1,553
Coal	71	77	71	72	291
Grain and fertilizers	257	272	232	297	1,058
Intermodal	228	287	302	300	1,117
Automotive	130	143	112	125	510
Other items	64	89	89	80	322

	1,557	1,761	1,719	1,736	6,773

Operating expenses
Labor and fringe benefits	463	494	469	469	1,895
Purchased services and material	216	196	191	185	788
Depreciation and amortization	154	158	153	153	618
Fuel	134	132	133	151	550
Equipment rents	60	62	63	49	234
Casualty and other	116	108	114	122	460

	1,143	1,150	1,123	1,129	4,545

Operating income	414	611	596	607	2,228

Interest expense	(93)	(87)	(82)	(75)	(337)
Other income (loss)	(12)	(23)	(9)	25	(19)

Income before income taxes	309	501	505	557	1,872
Income tax expense	(98)	(163)	(158)	(181)	(600)

Net income	$211	$338	$347	$376	$1,272

Operating ratio	73.4%	65.3%	65.3%	65.0%	67.1%

Diluted earnings per share	$0.73	$1.17	$1.19	$1.29	$4.39

Diluted weighted-average number of shares	288.8	289.2	290.8	290.7	289.9

(1) The proforma figures reflect the Company's results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PROFORMA INFORMATION (1)

	Three months ended
					Year ended
	March 31 2004	June 30 2004	September 30 2004	December 31 2004	December 31 2004

	(Unaudited)				(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	8,220	8,093	8,408	8,344	33,065
Metals and minerals	4,403	4,492	4,348	4,089	17,332
Forest products	9,422	10,198	10,595	9,949	40,164
Coal	3,457	3,427	3,256	3,534	13,674
Grain and fertilizers	10,053	10,001	8,796	11,272	40,122
Intermodal	6,990	7,737	8,090	8,185	31,002
Automotive	834	905	740	842	3,321

	43,379	44,853	44,233	46,215	178,680

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.44	3.73	3.69	3.58	3.61

Commodity groups:
Petroleum and chemicals	3.39	3.55	3.58	3.39	3.48
Metals and minerals	3.91	4.56	4.67	4.70	4.45
Forest products	3.78	3.93	3.86	3.89	3.87
Coal	2.05	2.25	2.18	2.04	2.13
Grain and fertilizers	2.56	2.72	2.64	2.63	2.64
Intermodal	3.26	3.71	3.73	3.67	3.60
Automotive	15.59	15.80	15.14	14.85	15.36

Carloads (thousands)

Petroleum and chemicals	161	159	163	161	644
Metals and minerals	225	263	257	257	1,002
Forest products	172	177	180	175	704
Coal	128	125	121	122	496
Grain and fertilizers	143	143	132	156	574
Intermodal	260	313	314	314	1,201
Automotive	79	77	64	75	295

	1,168	1,257	1,231	1,260	4,916

Freight revenue / carload (dollars)

Total freight revenue per carload	1,278	1,330	1,324	1,314	1,312
Commodity groups:
Petroleum and chemicals	1,733	1,805	1,847	1,758	1,786
Metals and minerals	764	779	790	747	770
Forest products	2,070	2,266	2,272	2,211	2,206
Coal	555	616	587	590	587
Grain and fertilizers	1,797	1,902	1,758	1,904	1,843
Intermodal	877	917	962	955	930
Automotive	1,646	1,857	1,750	1,667	1,729

(1) The proforma figures reflect the Company's results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES

Adjusted performance measures
 The Company’s results of operations include items affecting the comparability of results. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company's MD&A, Annual Consolidated Financial Statements and notes thereto.
      The year ended December 31, 2003 included items impacting the comparability of the results of operations. The Company recorded a fourth quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario. Also included in 2003 was a cumulative benefit of $75 million, $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets pursuant to the requirements of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” The following table provides a reconciliation of adjusted net income (and resulting adjusted performance measures) to the Company’s net income (and resulting performance measures) reported in accordance with U.S. GAAP.

Reconciliation of adjusted performance measures
(In millions, except per share data)

	Three months ended December 31, 2003			Year ended December 31, 2003

	Reported	Rate enactment	Adjusted	Reported	Change in policy	Rate enactment	Adjusted

Revenues	$1,512	$-	$1,512	$5,884	$-	$-	$5,884
Operating expenses	1,000	-	1,000	4,107	-	-	4,107

Operating income	512	-	512	1,777	-	-	1,777

Interest expense	(71)	-	(71)	(315)	-	-	(315)
Other income	8	-	8	21	-	-	21

Income before income taxes
and cumulative effect of
change in accounting policy	449	-	449	1,483	-	-	1,483
Income tax expense	(225)	79	(146)	(517)	-	79	(438)

Income before cumulative effect
of change in accounting policy	224	79	303	966	-	79	1,045
Cumulative effect of change in
accounting policy, net of
applicable taxes	-	-	-	48	(48)	-	-

Net income	$224	$79	$303	$1,014	$(48)	$79	$1,045

Operating ratio	66.1%		66.1%	69.8%			69.8%

Basic earnings per share	$0.79		$1.06	$3.54			$3.65
Diluted earnings per share	$0.78		$1.05	$3.49			$3.60

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES

Free cash flow
The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

	Three months ended December 31		Year ended December 31

In millions	2004	2003	2004	2003

Cash provided from operating activities	$688	$588	$2,139	$1,976

Less:
Investing activities	(342)	(374)	(2,411)	(1,075)
Dividends paid	(55)	(47)	(222)	(191)

Cash provided (used) before financing activities	291	167	(494)	710

Adjustments:
Change in accounts receivable sold	(20)	(44)	(12)	(132)
Acquisition of BC Rail	-	-	984	-
Acquisition of GLT	-	-	547	-

Free cash flow	$271	$123	$1,025	$578

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 26, 2005	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary